Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

by and between

CHEERS INC.

GSMG LTD.

and

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

dated as of

July 11, 2022

i

Exhibit A – Plan of Merger

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated July 11, 2022, is by and between Cheers Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), GSMG Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Glory Star New Media Group Holdings Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”. All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.

RECITALS

WHEREAS, the Parties wish to effect a business combination upon the terms and subject to the conditions of this Agreement, pursuant to which Merger Sub will be merged with and into the Company in accordance with Part XVI of the CICA, with the Company being the surviving company (as defined in the CICA) and becoming a wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee established by the Company Board (the “Special Committee”), has (a) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Shareholders (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger and the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (b) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions, and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Board Recommendation”) and to include such recommendation in the Proxy Statement (as defined herein) and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval at the Shareholder Meeting;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions by Parent and Merger Sub, respectively, and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and to consummate the Transactions;

WHEREAS, Parent, in its capacity as the sole shareholder of Merger Sub, has authorized the Plan of Merger by way of special resolution in accordance with the CICA and the memorandum and articles of association of Merger Sub;

WHEREAS, prior to the execution and delivery of this Agreement, each of the Rollover Shareholders (other than Happy Starlight Limited and Bing Zhang) has executed and delivered a support agreement with Happy Starlight Limited (each, a “Support Agreement” and collectively, the “Support Agreements”), providing that, amongst other things and subject to the terms and conditions set forth therein, (a) the relevant Rollover Shareholders will vote, or cause to be voted, all Shares held directly or indirectly by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (b) the relevant Rollover Shareholders agree, upon the terms and subject to the conditions in the Support Agreements, to contribute their Rollover Shares to Parent in exchange for newly issued shares of Parent at or immediately prior to the Effective Time, which Rollover Shares shall subsequently be cancelled for no consideration in accordance with this Agreement immediately prior to the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, each of the Sponsors has executed and delivered to the Company a limited guarantee dated the date hereof, in favor of the Company with respect to guaranteeing certain obligations of Parent under this Agreement (each, a “Limited Guarantee” and collectively, the “Limited Guarantees”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS AND INTERPRETATION

Section 1.1 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company, than those contained in the Confidentiality Agreement; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such first Person. For purposes of this definition and the definition of “Subsidiary” or “Subsidiaries,” “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity securities, by contract or otherwise.

“Benefit Plan” means any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement for the benefit of any current or former employee, director, officer or consultant of the Company or any of its Subsidiaries.

“Business Day” means any day other than a Saturday, Sunday or another day on which the banks in New York City, the Cayman Islands, Hong Kong or the People’s Republic of China are authorized by Law or executive order to be closed.

“Company Equity Plan” means the 2019 Equity Incentive Plan of the Company.

“Company Financial Advisor” means The Benchmark Company, LLC.

“Company Governing Documents” means the Company’s Second Amended and Restated Memorandum and Articles of Association adopted by a special resolution of shareholders of the Company dated December 23, 2019 and effective on February 14, 2020.

“Company IP Rights” means (a) any and all Intellectual Property used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted, and (b) any and all other Intellectual Property owned by the Company or any of its Subsidiaries.

“Company-Owned IP Rights” means Company IP Rights that are owned by the Company or any of its Subsidiaries.

“Company Products” means all products and services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products and services currently under development by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means all United States, international and foreign (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, applications to register trademarks and service marks (including intent-to-use applications), or other registrations or applications related to trademarks and service marks, (c) registered Internet domain names, (d) registered copyrights and applications for copyright registration, and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of its Subsidiaries.

“Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned IP Rights or Company Products.

“Company Warrants” means, collectively, the Public Warrants, the Private Warrants and the Follow-on Offering Warrants.

“Confidentiality Agreement” means the Confidentiality Agreement dated June 7, 2022, between the Company and Happy Starlight Limited.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the presence, use, production, generation, treatment, storage, transportation, handling, disposal, distribution, labeling, testing, processing, discharge, control, clean-up release or threatened release of Hazardous Substances, the preservation or protection of the environment (including waterways, groundwater, drinking water, air, wildlife, plants or other natural resources); public health and safety; occupational health and safety or fire safety, or (b) impose liability or responsibility with respect to any of the foregoing.

“Environmental Permits” means any material permit, license, authorization or approval relating to or required under applicable Environmental Laws.

“Equity Interest Pledge Agreement” means any equity interest pledge agreement (as amended, restated and supplemented) entered into by and among the WFOE and the shareholders of a VIE.

“Excluded Shares” means, collectively, (a) the Rollover Shares and (b) Shares held by Parent, Merger Sub, the Company or any of their respective Subsidiaries.

“Exclusive Purchase Right Agreement” means any exclusive purchase right agreement (as amended, restated and supplemented) entered into by and among a VIE, its shareholders, the Company and certain other parties thereto.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) reasonably incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholders and shareholder approvals, shareholder litigation, the filing of any required notices under any applicable competition or investment Laws, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Follow-on Offering Warrant” means the ordinary share purchase warrant, each entitling the holder thereof to purchase one Ordinary Share at an exercise price of $4.10 per whole share.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Entity or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Happy Starlight Limited” means Happy Starlight Limited, a company incorporated in the British Virgin Islands.

“Hazardous Substances” means (i) substances that are defined or listed, in, or otherwise subject to regulation, control or remediation under applicable Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants,” or any other similar term intended to define, list, or classify a substance by reason of such substance’s ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, “EP toxicity” or adverse effect on human health or the environment, (ii) oil, petroleum, natural gas, natural gas liquids, synthetic gas, drilling fluids and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources, (iii) any explosives or any radioactive materials, (iv) asbestos in any form, (v) polychlorinated biphenyls, (vi) toxic mold, mycotoxins or microbial matter (naturally occurring or otherwise), (vii) infectious waste, and (viii) any other substance capable of causing harm to the environment or human health.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and whether or not contingent, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights and all rights associated therewith, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, Internet and World Wide Web URLs or addresses, social media names, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

“Interim Investors Agreement” means the Interim Investors Agreement, dated as of the date hereof, by and among Happy Starlight Limited, the Sponsors, Parent and Merger Sub.

“Knowledge” means, as the case may be, the actual knowledge of (a) with respect to the Company, the Chief Executive Officer of the Company or (b) with respect to Parent or Merger Sub, any director or executive officer thereof.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement or requirement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries, taken as a whole, or delay or prevent the consummation of the Transactions on or prior to the Outside Date; provided, however, that any Effect to the extent resulting or arising from the following shall not be deemed to constitute a Material Adverse Effect and shall not be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates, (b) general economic, political and/or regulatory conditions (or changes therein), including any changes effecting financial, credit or capital market conditions, including changes in interest or exchange rates, (c) any change in GAAP or interpretation thereof, (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity, (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub, (f) the negotiation, execution or announcement of this Agreement and the Transactions, including any litigation arising therefrom and any adverse change in relationship with any customer, employee, supplier, financing source or joint venture partner, (g) changes in the price or trading volume of the Shares (it being understood that this clause (g) shall not include the facts or occurrences giving rise or contributing to such changes in the price or trading volume of the Shares), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that this clause (h) shall not include the facts or occurrences giving rise or contributing to such failure to meet any projections, estimates or expectations), (i) Effects arising out of epidemic-induced public health crises, changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, and (j) any deterioration in the credit rating of the Company or its Subsidiaries (it being understood that this clause (j) shall not include the facts or occurrences giving rise or contributing to such deterioration or any consequences resulting from such deterioration in credit rating), provided that if any Effect described in clauses (a), (b), (c), (d), and (i) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such Effect shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Ordinary Shares” means the ordinary shares of the Company that are designated as “Ordinary Shares” with a par value of $0.0001 per share.

“Outside Date” means April 11, 2023.

“Permitted Liens” means any (a) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due or payable or subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves (to the extent such reserves are required pursuant to GAAP), (b) zoning regulations, permits and licenses, (c) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (d) with respect to real property, non-monetary Liens or other minor imperfections of title, (e) rights of parties in possession, (f) ordinary course, non-exclusive licenses of Intellectual Property, (g) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (h) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (i) Liens securing Indebtedness that are reflected in the SEC Documents filed or furnished prior to the date hereof, and (j) Liens set forth in the Equity Interest Pledge Agreements and the Exclusive Purchase Right Agreements.

“Person” means a natural person, partnership, exempted limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personally Identifiable Information” means individually-identifiable information from or about an individual, including an individual’s first and last name, home or other physical address, including street name and city or town, telephone number, including home telephone number and mobile telephone number, email address or other online contact information, such as a user identifier or screen name, photograph, financial account number or credit card number, tax identification number, social security number, driver’s license number, passport number or other government-issued identifier, employee identification number; persistent identifier, such as IP address or other unique identifier associated with a person, device or web browser, list of contacts, physical location or any other information deemed to be personally identifiable information pursuant to applicable Law.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Private Warrant” has the meaning ascribed to it in the Warrant Agreement.

“Public Warrant” has the meaning ascribed to it in the Warrant Agreement.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

“Rollover Shareholders” means Bing Zhang, Happy Starlight Limited, Jia Lu, Enjoy Starlight Limited, Shah Capital Opportunity Fund LP, Ronghui Zhang, Wealth Starlight Limited, Wei Zhang, Hui Lin, Hanying Li, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Zhengjun Zhang, Nan Lu, Jianhua Wang and Ailin Xin.

“Rollover Shares” means 49,567,102 Ordinary Shares held by the Rollover Shareholders as of the date of this Agreement and any Share that may be acquired by the Rollover Shareholders after the date hereof and before the Closing, which will be contributed to Parent and cancelled for no consideration in accordance with this Agreement immediately prior to the Effective Time.

“Shareholder Approval” means the authorization and approval of this Agreement, the Plan of Merger and the Transactions by a special resolution (as defined in the CICA) by the affirmative vote of shareholders representing at least two-thirds of the voting power of the issued and outstanding Shares present and voting in person or by proxy as a single class at the Shareholder Meeting in accordance with the CICA and the Company Governing Documents.

“Shareholder Meeting” means the meeting of the holders of Shares for the purpose of seeking the Shareholder Approval, including any adjournment thereof.

“Shares” means the Ordinary Shares.

“Sponsors” means Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership) (粤民投慧桥玖号（深圳）投资合伙企业（有限合伙）), Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd. (中晟鼎新投资基金管理（北京）有限公司), iking Way Limited and Shanghai Linsi Enterprise Management Partnership (Limited Partnership) (上海麟思企业管理合伙企业（有限合伙）).

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership, exempted limited partnership, company or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (including for the avoidance of doubt through the VIE Contracts) by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership or exempted limited partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity that administers Taxes, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity that administers Taxes with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third-Party Intellectual Property Rights” means any Intellectual Property owned by a Person other than the Company and its Subsidiaries.

“VIEs” means, collectively, Xing Cui Can International Media (Beijing) Co., Ltd. and Horgos Glory Star Media Co., Ltd., each a limited liability company organized under the laws of the PRC.

“Voting Proxies” means the Voting Proxies, each dated as of the date hereof, by and among Parent and the Rollover Shareholder(s) parties thereto.

“Warrant Agreement” means the Warrant Agreement, dated as of August 15, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.

“WFOE” means Glory Star New Media (Beijing) Technology Co. Ltd., a limited liability company organized under the laws of the PRC.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Adverse Recommendation Change	Section 6.2(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.2(c)
Arbitrator	Section 10.8(b)
Base Premium	Section 7.4(d)
CICA	Section 2.1
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 4.12(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Equity Interests	Section 4.2(a)
Company Group	Section 9.2(h)
Company Material Properties	Section 4.19(b)
Company Permits	Section 4.18(b)
Company Termination Fee	Section 9.2(e)
Competing Proposal	Section 6.2(g)
Contract	Section 4.15(a)
Covered Persons	Section 7.4(a)
Data Protection Laws	Section 4.17(j)
Dissenting Shareholders	Section 3.5(a)
Dissenting Shares	Section 3.5(a)
Dollars	Section 1.3(c)
Effective Time	Section 2.3
Enforceability Exceptions	Section 4.3
EP toxicity	Section 1.1
Equity Commitment Letters	Section 5.5(a)
Equity Financing	Section 5.5(a)
Exchange Act	Section 4.5
Exchange Fund	Section 3.4(a)
FCPA	Section 4.18(c)
Financial Statements	Section 4.6(b)
GAAP	Section 4.6(b)
Governmental Entity	Section 4.5
HKIAC	Section 10.8(b)
Indemnification Agreements	Section 7.4(a)
Intervening Event	Section 6.2(d)
IP Rights Agreements	Section 4.17(d)
Legal Proceeding	Section 4.11
Limited Guarantee	Recitals
Material Contract	Section 4.15(b)
Merger	Recitals
Merger Consideration	Section 3.4(a)
Merger Sub	Recitals
NASDAQ	Section 4.5

Open Source Materials	Section 4.17(j)
Parent	Parent
Parent Group	Section 9.2(h)
Parent Group Contracts	Section 5.8
Parent Termination Fee	Section 9.2(f)
Party	Preamble
Paying Agent	Section 3.4(a)
Per Share Merger Consideration	Section 3.1(a)
Plan of Merger	Section 2.3
PRC Subsidiaries	Section 4.10(a)
Protected Information	Section 4.17(i)
Proxy Statement	Section 4.5
Record Date	Section 6.4(a)
Registrar of Companies	Section 2.3
Risk Factors	Article IV
Rules	Section 10.8(b)
Sanctions	Section 4.18(c)
Sarbanes-Oxley Act	Section 4.6(a)
Schedule 13E-3	Section 6.3(a)
SEC	Section 4.5
SEC Documents	Section 4.6(a)
Securities Act	Section 4.6(a)
Share Certificates	Section 3.4(b)(i)
Special Committee	Recitals
Superior Proposal	Section 6.2(h)
Support Agreement	Recitals
Surviving Entity	Section 2.1
Takeover Statute	Section 4.25
Transaction Litigation	Section 7.7
Transactions	Recitals
Uncertificated Shares	Section 3.4(b)(i)
VIE Contracts	Section 4.10(c)

Section 1.3 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) the captions, table of contents and headings included herein are included for convenience of reference only and shall be disregarded in the construction or interpretation hereof.

(f) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender shall include each other gender;

(h) if a term used herein is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(i) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (i) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(j) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(k) references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(l) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(m) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(n) references herein to a number of days shall be to such number of calendar days unless Business Days are specified; whenever any action must be taken hereunder on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day;

(o) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(p) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(q) any item shall be considered “made available” to Parent or Merger Sub, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to such Party, posted by the Company or its Representatives in the electronic data room established by the Company or, in the case of any documents filed with the SEC, filed by the Company with the SEC at least two (2) Business Days prior to the date hereof; and

(r) the Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II
THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Act (As Revised) (the “CICA”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon Merger Sub will cease to exist and will be struck off the register of companies in the Cayman Islands, with the Company surviving the Merger (the Company, as the surviving company (as defined in the CICA) in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned Subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Hong Kong time, in Hong Kong at the offices of Latham & Watkins LLP, 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on a date no later than the tenth (10th) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or at such other date or place or time as may be agreed to in writing by the Company and Parent.  The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, the Company, Parent and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in form set out in Exhibit A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”) as provided by Section 233 of the CICA, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICA in connection with the Merger.  The Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies or on such later date as specified in the Plan of Merger, in accordance with the CICA (such date and time being referred to herein as the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the CICA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Entity and the Surviving Entity shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of each of the Company and Merger Sub in accordance with the CICA and as provided in this Agreement.

Section 2.5 Directors and Officers. The Parties shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Entity upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Entity upon the Effective Time, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Entity.

Section 2.6 Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the Company's memorandum and articles of association will be amended and restated to read in their entirety in the form of the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name of the Surviving Entity (including Clause 1 of the memorandum of association of the Surviving Entity) shall be amended to “Glory Star New Media Group Holdings Limited”, (b) all references therein to the authorized share capital of the Surviving Entity shall be amended to refer to the correct authorized share capital of the Surviving Entity as approved in the Plan of Merger, if necessary, and (c) the memorandum and articles of association of the Surviving Entity will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are currently set forth in the Company Governing Documents, in accordance with Section 7.4.

Article III
TREATMENT OF SECURITIES

Section 3.1 Treatment of Shares. At the Effective Time, by virtue of the Merger and the other Transactions and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled in exchange for the right to receive $1.55 in cash per Share without interest (subject to adjustment pursuant to Section 3.1(e)) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be issued and outstanding and shall be cancelled and shall cease to exist, and each holder of any such Shares (other than the Excluded Shares and the Dissenting Shares) that were issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration without interest in accordance with Section 3.4, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b) Treatment of Excluded Shares. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor.

(c) Treatment of Dissenting Shares. Each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist at the Effective Time in accordance with Section 3.5, and shall thereafter carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 3.5.

(d) Treatment of Merger Sub Securities. Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Entity. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Entity. Such ordinary shares of the Surviving Entity shall constitute the only issued and outstanding share capital of the Surviving Entity upon the Effective Time.

(e) Adjustment to Merger Consideration. The Per Share Merger Consideration shall be adjusted appropriately to reflect the effect of any share sub-division, share consolidation, share dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, effected after the date hereof and prior to the Effective Time, so as to provide the holders of Shares with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration. Nothing in this Section 3.1(e) shall be construed to permit the Company to take any action with respect to any Shares unless such change is effected in accordance with Section 6.1 of this Agreement.

Section 3.2 Merger Consideration and Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration is equal to or greater than the fair value of the Shares for the purposes of Section 238(8) of the CICA.

Section 3.3 Treatment of Warrants.

(a) Public Warrants. Each Public Warrant that is issued and outstanding immediately prior to the Effective Time shall become a warrant of the Surviving Entity pursuant to the terms of the Warrant Agreement.

(b) Private Warrants. Each Private Warrant that is issued and outstanding immediately prior to the Effective Time shall become a warrant of the Surviving Entity pursuant to the terms of the Warrant Agreement.

(c) Follow-on Offering Warrants. Each Follow-on Offering Warrant that is issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be cancelled for no consideration pursuant to Section 3(d)(i) of the Follow-on Offering Warrant.

Section 3.4 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent shall select and appoint a bank or trust company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.1(a) and Section 3.5 (collectively, the “Merger Consideration”). At or prior to the Effective Time, or in the case of payments pursuant to Section 3.5, when ascertained pursuant to Section 3.5, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Procedures for Surrender.

(i) Promptly following the Effective Time, the Surviving Entity shall cause the Paying Agent to mail (and make available for collection by hand) to each Person who was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) (excluding, for the avoidance of doubt, Excluded Shares and Dissenting Shares): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares (other than Excluded Shares and Dissenting Shares) shall be effected), and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.4(e)) and/or such other documents as may be required to receive the Per Share Merger Consideration. Each registered holder of Shares which are represented by a Share Certificate, subject to the surrender of such Share Certificate (or delivery of an affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.4(e)) for cancellation and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, and each registered holder of non-certificated Shares represented by book entry (“Uncertificated Shares”), shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of such Shares (excluding, for the avoidance of doubt, Excluded Shares and Dissenting Shares). Any Share Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on the cash payable upon the cancellation of any Shares or the surrender or transfer of any Share Certificates.

(ii) If payment of Merger Consideration is to be made in respect of a Share which is represented by a Share Certificate to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer duly executed by the registered holder of such Share, and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Entity that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered.

(iii) Each Share (including each Share represented by a Share Certificate (subject to surrender of such Share Certificate as contemplated by this Section 3.4), and each Uncertificated Share) shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. All Merger Consideration paid upon such surrender or transfer in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by or underlying such Share Certificates or Uncertificated Shares.

(c) Transfer Books; No Further Ownership Rights in Shares. From and after the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company; provided, that nothing herein shall prevent the Surviving Entity from maintaining a register of members in respect of its ordinary shares after the Effective Time and from registering transfers of such ordinary shares after the Effective Time. From and after the Effective Time, the holders of Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Share Certificates or Uncertificated Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following six (6) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it or the Surviving Entity any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Shares (whether represented by Share Certificates or book entry), and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time, payable upon exchange of Shares (subject to surrender of Share Certificates, if applicable) and compliance with the procedures in Section 3.4(b). Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Paying Agent shall be liable to any holder of a Share (whether represented by a Share Certificate or book entry) for any Merger Consideration or other amounts delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Share Certificate or Uncertificated Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Share Certificate or Uncertificated Share shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Entity, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

Section 3.5 Dissenter’s Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA.

(b) For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICA shall thereupon (i) be deemed not to be Dissenting Shares, and (ii) be cancelled and cease to exist at the Effective Time, in exchange for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.4. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders of the Company who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICA.

(c) The Company shall give Parent (i) prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal, under Section 238 of the CICA received by the Company, attempted withdrawals of such objection, dissents or demands, and any other instruments served pursuant to the CICA and received by the Company relating to the exercise of any rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter right or demand for appraisal under the CICA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICA, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to section 238(4) of the CICA within 20 days of obtaining the Shareholder Approval at the Shareholder Meeting.

Section 3.6 Company Equity Plan. At or immediately prior to the Effective Time, the Company shall terminate the Company Equity Plan and any award agreements entered into under the Company Equity Plan.

Section 3.7 Withholding. Each of Parent, Merger Sub, the Surviving Entity and the Paying Agent (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it determines in its sole discretion that are required to be deducted and withheld under applicable Tax Law.  To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Entity or the Paying Agent, as the case may be, such withheld amounts shall be (i) remitted by the withholding party to the appropriate Governmental Entity and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to (a) the disclosures in the SEC Documents filed with or furnished to the SEC and publicly available after January 1, 2021 and prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure and (b) any matters with respect to which Parent or Merger Sub has Knowledge prior to the date of this Agreement.  Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Each of the Company and its Subsidiaries (i) is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The Company is in compliance with the terms of the Company Governing Documents in all material respects.

(b) The Company has made available to Parent a true and complete list of the Company’s Subsidiaries, together with their jurisdiction of incorporation or organization, as the case may be. Each of the Company’s Subsidiaries is in compliance with the terms of its constituent organizational or governing documents in all material respects.

Section 4.2 Capitalization.

(a) The authorized share capital of the Company is $20,200 divided into 2,000,000 preferred shares of a par value of US$0.0001 each, none of which are issued and outstanding as of the date hereof, and 200,000,000 Ordinary Shares. As of the date hereof, (a) 68,124,402 Ordinary Shares are issued and outstanding and (b) 2,140,340 Ordinary Shares are reserved for future issuance pursuant to the Company Equity Plan, under which no options, restricted shares or other share-based awards are outstanding. As of the date hereof, 25,000,000 Public Warrants, 13,000,000 Private Warrants and 4,382,622 Follow-on Offering Warrants are issued and outstanding. All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth in this Section 4.2(a), there are no (x) options, warrants, compensatory equity-linked awards, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, in each case relating to the issued or unissued capital shares of the Company, obligating the Company or any of its Subsidiaries to issue, reserve, transfer or sell or cause to be issued, reserved, transferred or sold any shares of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, pre-emptive right, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any shares of, or other Company Equity Interests in, the Company or any of its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries.

(b) Except as described in Section 4.10 hereof, there are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting, registration or transfer of the Shares or any shares of, or other equity interest, of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Company Equity Interests. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters related to the Company.

(c) The Company or one of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding shares or other Company Equity Interests of each of the Company’s Subsidiaries, free and clear of any Liens (other than limitations on transfer and other restrictions imposed by federal or state securities Laws or clause (j) of the definition of Permitted Liens), and all such shares or other Company Equity Interests have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights (other than clause (j) of the definition of Permitted Liens).

Section 4.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Shareholder Approval, to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions.  The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Plan of Merger and the Merger, to receipt of the Shareholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

Section 4.4 Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting, has (a) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Shareholders), and declared it advisable, to enter into this Agreement and the Plan of Merger and the Transactions, (b) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions, (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares and to include such recommendation in the Proxy Statement and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval at the Shareholder Meeting, and (d) taken all actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including the Merger.  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) assuming the Shareholder Approval is obtained, conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any of its Subsidiaries, (b) require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iii) such filings with the Securities and Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger by Shareholder Approval including a notice convening the Shareholder Meeting in accordance with the Company Governing Documents (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (iv) such filings as may be required under the rules and regulations of Nasdaq Capital Market (“NASDAQ”) in connection with this Agreement or the Merger, (v) such filings as may be required in connection with state and local transfer Taxes, or (vi) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder), (c) require any consent or other action by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or cause, permit or give rise to any right of termination, amendment, cancellation or acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled) under, any of the terms, conditions or provisions of any Contract or any permit, authorization, consent or approval affecting, or relating in any way to, the assets or business of the Company or any of its Subsidiaries, (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for any Permitted Liens or (e) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c), (d) or (e) where (x) any failure to obtain such permits, authorizations, consents, waivers or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.6 SEC Documents and Financial Statements.

(a) Since January 1, 2020, the Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished to (as applicable) the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b) All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto) (collectively, the “Financial Statements”), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c) To the Knowledge of the Company, none of the SEC Documents is, as of the date of this Agreement, the subject of ongoing SEC review. As of the date hereof, the Company has not received any comments from the SEC with respect to any of the SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company which has not been adequately addressed.

Section 4.7 Internal Controls; Sarbanes-Oxley Act.

(a) The Company has established and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has established and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Neither the Company nor, to the Knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, there is and has been, no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Since January 1, 2020, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise has been aware of any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2020 (except for any of the foregoing after the date hereof which have no reasonable basis).

Section 4.8 Absence of Certain Changes. Since December 31, 2021 through the date hereof, (a) the Company and its Subsidiaries have conducted, in all material respects, their businesses in the ordinary course consistent with past practice, (b) no Effects have occurred, which, individually or in the aggregate, have had or would reasonably be expected to have, a Material Adverse Effect and (c) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, without the prior written consent of Parent would constitute a breach of Section 6.1.

Section 4.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Financial Statements or referenced in the footnotes thereto set forth in the SEC Documents, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the most recent balance sheet included in the SEC Documents, and (c) for liabilities and obligations incurred in connection with the Transactions, neither the Company nor any of its Subsidiaries is subject to any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.10 PRC Subsidiaries.

(a) The constitutional documents and certificates and related Contracts of each of the Company’s Subsidiaries formed in the PRC (the “PRC Subsidiaries”) are valid and have been duly approved or issued (as applicable) by a competent PRC Governmental Entity.

(b) All material filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations have been made in accordance with applicable Laws.

(c) The Company controls its VIEs through a series of contractual arrangements (the underlying Contracts for such arrangements, collectively, the “VIE Contracts”), and to the Knowledge of the Company, there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or material terms of such contractual arrangements.

(d) No approvals are required to be obtained for the execution and delivery of the VIE Contracts, the performance by the relevant parties of their obligations, and the transactions contemplated under the VIE Contracts, other than those approvals that: (i) have already been obtained, (ii) remain in full force, and (iii) do not impose any obligation, condition or restriction that would create a material burden on the parties to the VIE Contracts, except (A) if any of the Company, the WFOE or any other party designated by them decides to exercise the option granted under any Exclusive Purchase Right Agreement to purchase the equity interests in the applicable VIE, such purchase shall be subject to prior approval by the PRC Ministry of Commerce or its local counterpart and the PRC Ministry of Industry and Information Technology or its local counterpart (as applicable) and be further subject to registrations with the relevant governmental authorities, and (B) if there is any change to the shareholding percentage or registered capital of any VIE, the pledges under the applicable Equity Interest Pledge Agreements shall be subject to re-registration with the State Administration of Industry and Commerce or its local counterparts.

(e) The execution, delivery and performance by each and all of the relevant parties of their respective obligations under each and all of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not and do not (i) result in any violation of their respective articles of association, their respective business licenses or constitutive documents, (ii) result in any violation of any applicable PRC Laws, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement, instrument, arbitration award or Order of any court of the PRC having jurisdiction over the relevant parties to the VIE Contracts, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them.

(f) The ownership structures of the WFOE, the VIEs and the VIEs’ shareholders as described in the SEC Documents comply with all applicable PRC Laws, and do not violate, breach, or otherwise conflict with any applicable PRC Laws as such applicable PRC Laws are being interpreted and enforced as of the date hereof.

(g) The WFOE has effective control of the VIEs and is the sole beneficiary of the VIEs and, to the Knowledge of the Company, all shareholders of the VIEs are acting in good faith and in the best interests of the Company. There have been no disputes, disagreements, claims or any other Legal Proceedings of any nature, raised by any Governmental Entity or any other party, pending or, to the Knowledge of the Company, threatened against or affecting any of the Company, the WFOE or any VIE that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as whole, (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and described in the SEC Documents, (iii) claim any ownership, share, equity or interest in any VIE, or claim any compensation for not being granted any ownership, share, equity or interest in any VIE, or (iv) claim any of the VIE Contracts or the ownership structure thereof or any arrangements or performance of or in accordance with the VIE Contracts was, is or will violate any PRC Laws.

(h) Except as reflected or otherwise reserved against on the Financial Statements, neither the Company nor any of its Subsidiaries are subject to any liabilities or obligations in connection with any liquidation, dissolution, deregistration or similar corporate event involving any PRC Subsidiary.

Section 4.11 Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”), pending against (or to the Company’s Knowledge, threatened in writing against or naming as a party thereto), the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

Section 4.12 Benefits.

(a) The Company has made available to Parent a true and complete copy of each Benefit Plan (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits, and (ii) which is maintained, sponsored, administered, contributed to or funded by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants (collectively, the “Company Benefit Plans”)

(b) Each Company Benefit Plan (and related trust, insurance Contract or fund) has been established and administered in accordance with its terms and complies in form and operation with applicable Law, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(c) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by Law. No Company Benefit Plan is maintained or is for the benefit of directors, officers, employees or consultants of the Company or any of its Subsidiaries outside the jurisdiction of the PRC.

(d) The execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) entitle any current or former employee, consultant, director or other service provider of the Company or any of its Subsidiaries to any payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant, director or other service provider or any such group of employees, consultants, directors or other service providers; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; or (iv) result in any “parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax law).

(e) There are no pending, or, to the Knowledge of the Company, threatened, Legal Proceedings against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or which, individually or in the aggregate, have not had or would not reasonably be expected to have, a Material Adverse Effect.

(f) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect, all contributions, if applicable (including all employer contributions, employee salary reduction contributions, and social security and other contributions to Governmental Entities), which are required by Law or by the terms of such Company Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices and in compliance with applicable Law.

Section 4.13 Labor.

(a) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three (3) years or are now being conducted. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor Contract or similar agreement or arrangement with any labor union, trade union, works council or other employee representative, nor is any such Contract being negotiated. Neither the Company nor any of its Subsidiaries is currently experiencing, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute. Neither the Company nor any of its Subsidiaries has received written notice of any unfair labor practice charge, grievance or arbitration proceeding, against the Company that is pending before any federal, state, provincial, local or foreign labor relations board or Governmental Entity or, to the Knowledge of the Company, threatened.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, labor relations, collective bargaining, employment discrimination, civil rights, human rights, classification of service providers as employees and/or independent contractors, employment of minors, severance and termination benefits, safety and health, workers’ compensation, pay equity and the collection and payment or withholding of social security Taxes, and (ii) there are no pending or in progress or, to the Knowledge of the Company, threatened suits, actions, complaints, investigations, orders or charges or other proceedings in connection with the Company under any applicable employment, social security or labor Laws.

Section 4.14  Taxes.

(a)  All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all material respects and all entitlements of material Tax exemption, Tax holidays, Tax incentive or other preferential treatments or financial subsidies enjoyed by the Company or any of its Subsidiaries have been obtained in compliance with applicable Laws in all material respects.

(b)  All material Taxes of the Company and its Subsidiaries due and payable have been timely paid, other than such payments as are being contested in good faith by appropriate proceedings. The Financial Statements reflect an adequate reserve for all material Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Except as would not reasonably be expected to have a Material Adverse Effect, since the date of such financial statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice. No material Liens for Taxes exist with respect to any of the assets of the Company or any of its Subsidiaries, except for Permitted Liens. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (other than commercial Contracts entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(c)  Each of the Company and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees and independent contractors (and timely paid over such Taxes to the appropriate Governmental Entity).

(d)  Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax and there has been no request by any Governmental Entity to execute such a waiver or extension. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for, or, to the Knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Entity against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(e)  Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law in all material respects, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Entity. No submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s Knowledge, threatened.

(f)  Neither the Company nor any of its Subsidiaries incorporated outside the PRC takes the position for Tax purposes that it is a “resident enterprise” of the PRC or Tax resident in any jurisdiction other than its jurisdiction of formation.

Section 4.15  Contracts.

(a)  Except as filed or furnished as exhibits to the SEC Documents filed prior to the date hereof, the Company has made available to Parent a list or description of each note, bond, mortgage, indenture, lease, license, contract or agreement, or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound which, as of the date of this Agreement:

(i)  except as filed or furnished as exhibits to the SEC Documents filed prior to the date hereof, is or would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)  obligates the Company or any of its Subsidiaries to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of Five Hundred Thousand U.S. Dollars ($500,000) or its equivalent in another currency and in each case (A) is not cancelable within thirty (30) days or (B) is not cancelable without material penalty to the Company or any of its Subsidiaries;

(iii)  contains any non-compete or exclusivity provisions with respect to any line of business or geographic area of the Company or any of its Subsidiaries which restrict the conduct of any line of business that is material to the Company and its Subsidiaries;

(iv)  constitutes Indebtedness (including any guarantee thereof) or any letters of credit or similar instruments issued for the account of the Company or any of its Subsidiaries or mortgaging, pledging or otherwise placing a Lien securing obligations on any portion of the assets of the Company or any of its Subsidiaries, other than any such agreement, indenture, letter of credit or instrument solely between or solely among the Company and its wholly owned Subsidiaries;

(v)  requires the Company or any of its Subsidiaries to dispose of or acquire assets or properties with a value in excess of Five Hundred Thousand U.S. Dollars ($500,000) or its equivalent in another currency, or provides for any pending or contemplated merger, consolidation or similar business combination transaction involving the Company or any of its Subsidiaries;

(vi)  constitutes a Contract relating to a hedging transaction;

(vii)  relates to a joint venture, partnership or similar arrangement, with a third party;

(viii)  constitutes a loan to any Person (other than a wholly owned Subsidiary of the Company) by the Company or any of its Subsidiaries;

(ix)  grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Company IP Rights that, individually or in the aggregate, is material to the Company or its Subsidiaries;

(x)  is a collective bargaining agreement or other Contract with any labor organization, union or association (other than any mandatory national collective bargaining agreement) or any other collective bargaining agreement with an employees’ representative body such as a works council or any company practice or any commitment given to any employee of the Company;

(xi)  is a license, agreement or other contractual right in respect of any material Company IP Rights or otherwise grants the Company or any of its Subsidiaries any material rights in any Intellectual Property, including any covenants not to sue, trademark coexistence agreements and agreements to develop, create or invent any material Company IP Rights or Company Products;

(xii)  is a Contract giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Merger; and

(xiii)  is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) or any other Contract that is material to the Company and its Subsidiaries, taken as a whole; and.

(b)  Each Contract of the type described above in Section 4.15(a) and in effect on the date of this Agreement is referred to herein as a “Material Contract.” As of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, (i) each Material Contract is legal, valid and binding on the Company and each of its Subsidiaries that is a party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions, (ii) neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party thereto, is or is alleged to be in breach or violation of, or default under, any Material Contract, and (iii) to the Company’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Material Contract. Neither the Company nor any of its Subsidiaries has received notice of any breach, violation or default under any Material Contract, except for breaches, violations or defaults that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(c)  The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Material Contracts, including any amendments thereto.

Section 4.16  Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, to the Knowledge of the Company:

(a)  the Company and each of its Subsidiaries are in compliance with all Environmental Laws;

(b)  the Company and each of its Subsidiaries have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing (to the extent such concept exists); and

(c)  neither the Company nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or any such Subsidiary is in violation of, or liable under, any Environmental Law. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under applicable Environmental Laws.

Section 4.17  Intellectual Property.

(a)  The Company and each of its Subsidiaries owns, or has a valid right or license to use, all of the Company IP Rights that are material to the business of the Company and its Subsidiaries taken as a whole. The Company IP Rights are sufficient for the conduct of the business of the Company and each of its Subsidiaries holding such Company IP Rights as currently conducted.

(b)  The Company and each of its Subsidiaries owns and has good and exclusive title to each item of Company-Owned IP Rights that are material to the business of the Company and its Subsidiaries taken as a whole, free and clear of any Liens (other than Permitted Liens). The right, license and interest of the Company and each of its Subsidiaries in and to all material Third-Party Intellectual Property Rights licensed by such Person from a third party are free and clear of all Liens (excluding restrictions contained in the applicable written license agreements with such third parties and Permitted Liens).

(c)  Except as, individually or in the aggregate, has not had or would not reasonably be expected to have, a Material Adverse Effect, each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), and all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid. All necessary documents, certificates, and other filings required to be filed in connection with applications or registrations for the Company Registered Intellectual Property have been filed with the relevant Governmental Entities.

(d)  Neither the Company nor any of its Subsidiaries is or shall be, as a result of the execution and delivery or effectiveness of this Agreement or the performance of such Company’s obligations under this Agreement, in material breach of any Contract governing any material Company IP Rights (the “IP Rights Agreements”). None of the IP Rights Agreements grants any third party exclusive rights to or under any material Company IP Rights or grants any third party the right to sublicense any material Company IP Rights.

(e)  To the Knowledge of the Company, there are no royalties, honoraria, fees or other payments owed or payable by the Company or any of its Subsidiaries to any past or present Company employee, shareholder, founder, owner or consultant in connection with the Company’s use or ownership of the Company IP Rights (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product).

(f)  To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned IP Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has brought any action, suit or proceeding for, or since January 1, 2020, has accused any third party in writing of engaging in or committing any, infringement or misappropriation of any material Intellectual Property or breach of any material Company IP Rights Agreement.

(g)  The operation of the business of the Company and each of its Subsidiaries as such business is currently conducted, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product, and (ii) the Company’s use of any product, device or process in the business of the Company and its Subsidiaries, has not and does not infringe or misappropriate the Intellectual Property of any third party, except for any infringement or misappropriation that has not had or would not reasonably be expected to have, any Material Adverse Effect.

(h)  Except as, individually or in the aggregate, has not had or would not reasonably be expected to have, a Material Adverse Effect, the Company and each of its Subsidiaries has secured from all of its employees, consultants and independent contractors who contributed to the conception, reduction to practice, creation or development of any material Company-Owned IP Rights a present assignment of all such third party’s Intellectual Property rights in such contribution that the Company or its Subsidiaries do not already own by operation of law. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries has any right, license, claim or interest whatsoever in or with respect to any material Company-Owned IP Rights.

(i)  The Company and each of its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality and security of all Personally Identifiable Information or non-public information included in the Company IP Rights (“Protected Information”). All current and former employees and consultants of the Company and its Subsidiaries having access to Protected Information are subject to the Company’s code of conduct which contains provisions regarding the protection of proprietary information and the assignment to the Company of any intellectual property or industrial rights arising from services performed for the Company or its Subsidiaries.

(j)  To the Knowledge of the Company, except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) incorporated any “free,” “open source” or “copyleft” software (“Open Source Materials”) into, or combined Open Source Materials with, the Company IP Rights or Company Products, (ii) distributed Open Source Materials in conjunction with any Company IP Rights or Company Products, or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii) or (iii), creates or purports to create, obligations for the Company or any of its Subsidiaries with respect to any Company IP Rights or grants, or purports to grant, to any third party, any rights or immunities under any Company IP Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge).

(j)  Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has complied with all applicable Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data (“Data Protection Laws”), including national, state, provincial, local laws or regulations regarding data privacy and information security, (ii) data breach notification (as applicable), and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data. To the Knowledge of the Company, except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has experienced any breach of security or otherwise unauthorized access by third parties to the Protected Information or any proprietary information of any of its customers or business partners in its possession, custody or control.

Section 4.18  Compliance with Laws; Permits.

(a)  Each of the Company and its Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of the Company and its Subsidiaries, and no written notice has been received by the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries alleging any non-compliance with any such Laws, except in each case above for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(b)  The Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (collectively, the “Company Permits”), and (i) all of the Company Permits are valid, in full force and effect, and are not subject to any pending or, to the Knowledge of the Company, threatened Legal Proceeding by any Governmental Entity to suspend, cancel, modify, terminate or revoke any such Company Permit, (ii) the Company and each of its Subsidiaries are in compliance with the terms and requirements of such Company Permits, and (iii) the Company and each of its Subsidiaries is not in default under, and to the Company’s Knowledge, no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Company Permit, except, in each case of clauses (i), (ii) and (iii), where the failure by the Company or a Subsidiary thereof, as applicable, to possess, obtain approval or make filing or registration with respect to, and maintain any Company Permit in full force and effect, or such non-compliance or default, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

(c)  Since January 1, 2020, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees or, any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries has (i) taken any action that would result in a violation by such Person of (A) the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff) (the “FCPA”) or any other anti-corruption or anti-bribery applicable Law, (B) any economic sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, Her Majesty’s Treasury or any applicable prohibited party list maintained by any U.S. Governmental Entity, the European Union or Her Majesty’s Treasury (collectively, “Sanctions”) and (C) any applicable Law relating to export control, or has otherwise (ii) made any bribe, influence payment, kickback, payoff or any other type of payment that would be unlawful under any applicable anti-corruption Law, or (iii) offered, paid, promised to pay, or authorized any payment or transfer of, anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, any Person. The Company has conducted its business in compliance with the FCPA and any other applicable anti-corruption Law, Sanctions and applicable Laws relating to export controls), and the Company has instituted and maintained policies and procedures reasonably designed to cause each such Person to promote and ensure compliance with all such laws described in this sentence. none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that, are (x) the subject of any Sanctions or (y) located, organized or resident in a country or region that is the subject of Sanctions.

Section 4.19  Properties.

(a)  Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, the Company or a Subsidiary thereof have good title to, or good and valid leasehold interests in, all property and assets reflected on the Financial Statements or acquired after the most recent balance sheet included in the SEC Documents, except as have been disposed of since the most recent balance sheet included in the SEC Documents in the ordinary course of business and not in violation of this Agreement, in each case, free and clear of Liens, except for Permitted Liens.

(b)  The Company has made available to Parent a list of the address of each real property that the Company or any of its Subsidiaries holds title or leasehold interests and is material to the business of the Company and its Subsidiaries taken as a whole (the “Company Material Properties”), name of the entity owning or leasing, and whether such property is owned, leased or subleased.

(c)  The Company or a Subsidiary thereof owns good, marketable and valid title or leasehold interests (as applicable) to each Company Material Property, in each case, free and clear of Liens, except for Permitted Liens. Each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (whether as lessor or lessee) is valid and in full force and effect, and neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a lease, sublease or license, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such lease, sublease or license, except for those breaches or defaults as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The performance by the Company of this Agreement and the transactions contemplated hereby will not result in the termination of, or in any increase of any material amounts payable under, any such lease, sublease or license that is material to the business of the Company and its Subsidiaries or will require the consent or approval from any party to any such lease, sublease or license.

(d)  No certificate, variance, permit or license from any Governmental Entity necessary for the current use and operation of each Company Material Property has failed to be obtained or is not in full force and effect, and neither the Company nor any of its Subsidiaries has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.20  Information in the Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Shareholder Meeting, and at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 4.20 will not apply to statements or omissions included in the Schedule 13E-3 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.21  Opinion of Financial Advisors. The Special Committee has received the opinion of the Company Financial Advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by holders of Shares (other than holders of Excluded Shares), as applicable, is fair, from a financial point of view, to such holders. The Company shall, promptly following receipt of the written opinion of its Company Financial Advisor, furnish an accurate and complete copy to Parent solely for informational purposes.

Section 4.22  Insurance. The Company and its Subsidiaries are either self-insured or have policies of insurance that afford coverage to the Company, its Subsidiaries and/or any of their respective employees, directors, properties or assets, in such amounts and with respect to such risks and losses, which the Company believes are adequate in all material respects for the operation of its business. The insurance policies are in full effect, no written notice of cancellation has been received by the Company or any of its Subsidiaries under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The Company has no reason to believe that it or any of its Subsidiaries will not be able to (a) renew its existing insurance policies as and when such policies expire, or (b) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost. The Company has delivered or otherwise made available to Parent prior to the date hereof a copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries.

Section 4.23  Interested Party Transactions. None of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries that would be required to be reported under Item 7.B. of Form 20-F under the Exchange Act (other than for services as officers, directors and employees of the Company or any of its Subsidiaries), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including awards issued pursuant to the Company Equity Plan, in each case, in the ordinary course of business and consistent with past practice.

Section 4.24  Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.25  Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti−takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti−takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICA (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 4.26  Required Vote. The Shareholder Approval is the only vote of the holders of any class or series of equity interests of the Company necessary to approve and authorize this Agreement, the Plan of Merger and the Transactions (including the Merger).

Section 4.27  No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, on a joint and several basis, represent and warrant to the Company that:

Section 5.1  Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub (i) is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions .. Parent has delivered to or made available to the Company, prior to the execution of this Agreement, true and complete copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 5.2  Merger Sub. Immediately prior to the Effective Time, Parent owns beneficially and of record all of the issued and outstanding share capital of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 5.3  Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by all necessary corporate actions, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger and other documents required by the CICA with the Registrar of Companies of the Cayman Islands. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 5.4  Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any of the other Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of Parent or Merger Sub, (b) require any filing by Parent or Merger Sub with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette, (iii) such filings with the SEC as may be required to be made by Parent in connection with this Agreement and the Merger, including the Schedule 13E-3, (iv) such filings as may be required under the rules and regulations of NASDAQ in connection with this Agreement or the Merger, (v) such filings as may be required in connection with state and local transfer Taxes, or (vi) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder), or (c) violate any Order or Law applicable to Parent, Merger Sub or any of their respective properties, assets or operations; except in each of clauses (b) or (c) where (A) any failure to obtain such permits, authorizations, consents or approvals, (B) any failure to make such filings, or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

Section 5.5  Available Funds and Equity Financing.

(a)  Parent has delivered to the Company true and complete copies of executed equity commitment letters from the Sponsors (collectively, the “Equity Commitment Letters”) pursuant to which each Sponsor has committed to purchase, or cause the purchase of, for cash or contributed equity, subject to terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth in its Equity Commitment Letter (the “Equity Financing”). The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(b)  As of the date hereof, (i) each Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent (subject to the Enforceability Exceptions) and, to the Knowledge of Parent, the other parties thereto (subject to the Enforceability Exceptions), (ii) no Equity Commitment Letter has been amended or modified and no such amendment or modification is contemplated (other than as permitted by this Section 5.5), and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any material respect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letters.

(c)  Assuming (i) the Equity Financing is funded in accordance with the Equity Commitment Letters, and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.1 and Section 8.2 or the waiver of such conditions, as of the date hereof, the net proceeds from the Equity Financing will be sufficient for Merger Sub and the Surviving Entity to pay (A) the Merger Consideration, and (B) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder, as applicable, to make the Equity Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereunder, under the Equity Commitment Letters. Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2 hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment Letters or that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the time required to consummate the Transactions. Each Equity Commitment Letter provides that the Company is a third party beneficiary thereto and entitled to the enforcement thereof, in each case in accordance with the terms and conditions thereof. There are no Contracts to which Parent or any of its Affiliates is a party imposing conditions upon the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letters.

Section 5.6  Limited Guarantees. Assuming the due authorization, execution and delivery by the Company, each Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Sponsor that executed it, subject to the Enforceability Exceptions, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of such Sponsor under such Limited Guarantee.

Section 5.7  Ownership of Equity Securities. As of the date hereof, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or any other equity securities of the Company.

Section 5.8  Parent Group Contracts. As of the date hereof, other than this Agreement, the Support Agreements, the Voting Proxies, the Limited Guarantees, the Equity Commitment Letters, the Interim Investors Agreement, and all the schedules, exhibits and amendments thereto that have been made available to the Company (collectively, the “Parent Group Contracts”), there are no Contracts, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub, the Rollover Shareholders, the Sponsors or any of their respective Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any Subsidiary of the Company in their capacities as such, on the other hand, that relate in any way to the Transactions; or (ii) to which Parent, Merger Sub, the Sponsors or any Affiliates of any Sponsor is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of Company Equity Interests owned by it of a different amount or nature than the consideration that is provided in this Agreement or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Competing Proposal.

Section 5.9  Brokers; Expenses. Other than China International Capital Corporation Hong Kong Securities Limited, no broker, investment banker, financial advisor or other Person, is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

Section 5.10  No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or with respect to any other information provided to the Company in connection with the Transactions. Parent and Merger Sub hereby disclaim any other express or implied representations or warranties. Neither Parent nor Merger Sub is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information or financial projections, to the extent applicable, or other forward-looking information or statements of Parent or any of its Subsidiaries.

Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1  Conduct of Business. Except (a) as expressly contemplated by this Agreement, (b) as required by applicable Law, or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement pursuant to Section 9.1, the Company (x) shall and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve its business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors and those Persons with whom the Company or any of its Subsidiaries has business relationships that are material to the Company and its Subsidiaries, taken as a whole, (y) shall and shall cause its Subsidiaries to, use commercially reasonable efforts to keep available the services of their current officers and key employees, and (z) shall not, and shall cause its Subsidiaries not to:

(i)  amend its memorandum and articles of association or equivalent organizational documents;

(ii)  (A) split, combine, subdivide or reclassify any Shares or shares of capital stock (as applicable) of the Company or any of its Subsidiaries; (B) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to Shares or shares of capital stock (as applicable) of the Company or any of its Subsidiaries or other equity securities or ownership interests in the Company or any of its Subsidiaries, except for the declaration and payment of dividends or other distributions by any of the Company’s directly or indirectly wholly owned Subsidiaries to the Company or to another wholly owned Subsidiary of the Company; and (C) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Company Equity Interests;

(iii)  except for (A) issuances by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary thereof or (B) the transfer or other disposition of securities solely between or among the Company and its wholly owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant any Shares or any of the Company’s Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any Shares or any of the Company’s Subsidiaries’ capital stock or other equity interests;

(iv)  acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets, or otherwise), directly or indirectly, any assets, property (other than personal property at a total cost of less than Five Hundred Thousand U.S. Dollars ($500,000) in the aggregate), securities, interests or businesses;

(v)  sell, pledge, lease, assign, license or otherwise transfer, abandon, permit to lapse, dispose of or encumber or create or incur any Lien (other than a Permitted Lien) on any assets (including any Company IP Rights), securities, properties, interests or businesses, or voluntarily exercise any purchase or sale rights or rights of first offer, except with respect to such assets, securities, properties, interests or businesses with a value of less than Five Hundred Thousand U.S. Dollars ($500,000) in the aggregate;

(vi)  incur, create, assume, refinance or replace any Indebtedness for borrowed money or issue or amend or modify the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Subsidiary of the Company), except Indebtedness incurred under the Company’s or its Subsidiaries’ existing credit facilities as in effect on the date hereof;

(vii)  make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, in each case other than by the Company or a wholly owned Subsidiary thereof to the Company or a wholly owned Subsidiary thereof;

(viii)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Material Contract that occur automatically without any action by the Company or any of its Subsidiaries, (B) as may be reasonably necessary to comply with the terms of this Agreement, or (C) actions permitted under Section 6.1(v);

(ix)  settle or compromise any legal action, suit or arbitration proceeding, in each case made or pending against the Company or any of its Subsidiaries, including any such matter relating to Taxes or the ownership of the Shares, other than settlements (A) requiring the Company or its Subsidiaries to pay monetary damages not exceeding Five Hundred Thousand U.S. Dollars ($500,000), (B) covered by existing insurance, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(x)  (A) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan or collective bargaining agreement, or any plan, program, policy, or arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement, (B) materially increase the compensation, severance, perquisites or fringe benefits payable or to become payable to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice, (C) pay any bonus or severance pay to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries other than in the ordinary course of business or in accordance with the terms of a Company Benefit Plan as in effect on the date hereof, (D) grant any stock options, stock appreciation rights, restricted shares, restricted stock units or equity-based compensatory awards, (E) accelerate the payment, right to payment or vesting of any compensation or benefits, or (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or any plan, program, policy, practice or arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement; except, in the case of each of clauses (A) through (F), as required by applicable Law or any Company Benefit Plan;

(xi)  make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business, with respect to accounting policies, unless required by GAAP or the SEC;

(xii)  enter into any new line of business that is material to the Company and its Subsidiaries taken as a whole;

(xiii)  make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xiv)  adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization of the Company or any of its Subsidiaries;

(xv)  amend or modify the compensation terms or any other obligations of the Company contained in the engagement letters entered into with the Company Financial Advisor, in a manner materially adverse to the Company, any of its Subsidiaries or Parent or engage other financial advisers in connection with the Transactions;

(xvi)  make or incur any capital expenditures (or any obligations or liabilities in respect thereof) or other investments except for ordinary course capital expenditures not to exceed Five Hundred Thousand U.S. Dollars ($500,000) in the aggregate;

(xvii)  transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company IP Rights (other than non-exclusive end-user licenses in connection with the sale of Company Products in the ordinary course of business consistent with past practice), or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company or its Subsidiaries involved in the development of the Company Products on a need to know basis, in the ordinary course of business consistent with past practice);

(xviii)  abandon, fail to maintain or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company IP Rights or develop, create or invent any Intellectual Property jointly with any third party;

(xix)  fail to keep in force insurance policies that provide insurance coverage with respect to the assets, operations and activities of the Company or any of its Subsidiaries as are currently in effect;

(xx)  take any action that is intended or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(xxi)  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xxii)  agree, resolve or authorize or commit to do any of the foregoing.

Section 6.2  Non-Solicit; Change in Recommendation.

(a)  Except as expressly permitted by this Section 6.2, the Company shall and shall cause each of its Subsidiaries and their respective Representatives acting in such capacity (i) to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party, its Representatives and its financing sources conducted prior to the date hereof with respect to any Competing Proposal, or inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal, and shall use its reasonable best efforts to cause any such third party, its Representatives and its financing sources in possession of non-public information heretofore furnished to such Person by or on behalf of the Company and its Subsidiaries to return to the Company or destroy such non-public information, (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Competing Proposal, and (iii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, not, directly or indirectly, (A) solicit, initiate, induce, knowingly encourage or knowingly take any action designed to facilitate or otherwise assist with any inquiries regarding or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (including by way of furnishing non-public information with respect to, or affording access to the business, properties, assets, books, records, or any personnel of, the Company or any of its Subsidiaries), (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person non-public information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, (C) approve, endorse or recommend any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement in principle or other Contract contemplating or otherwise relating to a Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (D) propose or agree to do any of the foregoing.

(b)  Notwithstanding anything to the contrary contained in Section 6.2(a), if, at any time on or after the date hereof and prior to obtaining the Shareholder Approval, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any Person or group of Persons, which Competing Proposal was made or renewed on or after the date hereof and did not arise or result from a breach of this Section 6.2, (i) the Company and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof, and (ii) if the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, determines in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives, prior to or substantially concurrently with providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(c)  Except as expressly permitted by this Section 6.2(c) or Section 6.2(d), neither the Company Board (acting upon recommendation of the Special Committee) nor the Special Committee shall (i) fail to recommend to its shareholders that the Shareholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to Parent, the Company Board Recommendation, or take any other action or make any other public statement in connection with the Shareholder Meeting inconsistent with the Company Board Recommendation, (iii) make any recommendation or public statement in favor of a Competing Proposal that is a tender offer or exchange offer other than (A) a recommendation against such offer or (B) a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is evaluating a Competing Proposal, (iv) fail to publicly recommend against any Competing Proposal, or fail to publicly reaffirm the Company Board Recommendation, in each case within ten (10) Business Days following a Competing Proposal that has been publicly announced (or such fewer number of days as remains prior to the Shareholder Meeting, as it may be adjourned), or (v) adopt, approve or recommend, publicly propose to approve or recommend, a Competing Proposal, or publicly propose to enter into or cause or authorize the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other agreement with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.2(b)) (each, an “Alternative Acquisition Agreement”) (any of the foregoing actions being referred to under (i) to (v), an “Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, prior to the time the Shareholder Approval is obtained, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change with respect to a Competing Proposal that was not solicited in breach of this Section 6.2, if and only if, prior to taking such action, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel, (x) that failure to make an Adverse Recommendation Change would violate the directors’ fiduciary duties under applicable Law, and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by Parent pursuant to the following proviso; provided, however, that, prior to making an Adverse Recommendation Change in connection with the Competing Proposal of any Person (1) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor and describe the material terms and conditions of the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent, and shall have determined in good faith, following consultation with an independent financial advisor of international repute and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and that failure to make an Adverse Recommendation Change would violate the directors’ fiduciary duties under applicable Law, and (4) in the event of any material change to the material terms of such Superior Proposal, such materially changed Superior Proposal shall be deemed a new Superior Proposal and the Company shall, in each case, be required to again comply with the requirements of subclauses (1) through (3), except that the notice period referred to in subclause (1) shall be at least three (3) Business Days.

(d)  Notwithstanding anything to the contrary herein, prior to the time the Shareholder Approval is obtained, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change (other than in response to a Superior Proposal, which shall be governed by Section 6.2(c)) if and only if (i) a material development or change in circumstances that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of the Company and its Subsidiaries, taken as a whole (and which change or development does not relate to a Competing Proposal) has occurred or arisen or first become known to the Special Committee after the date of this Agreement that was neither known to such party nor reasonably foreseeable as of the date of this Agreement (an “Intervening Event”), (ii) the Company Board has first reasonably determined in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel, that failure to make such Adverse Recommendation Change would reasonably be expected to violate the directors’ fiduciary duties under applicable Law, (iii) five (5) Business Days shall have elapsed since the Company has given written notice of such Adverse Recommendation Change to Parent advising that it intends to take such action and specifying in reasonable detail the reasons therefor and including a reasonably detailed written description of the Intervening Event, (iv) during such five (5) Business Day period, the Company has considered and, if reasonably requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent, and (v) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) Business Day period, again reasonably determines in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to make such Adverse Recommendation Change would reasonably be expected to violate the directors’ fiduciary duties under applicable Law.

(e)  Nothing in this Agreement shall prohibit the Company Board (acting upon recommendation of the Special Committee) or the Special Committee from: (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law, or (ii) making any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing shall not permit the Company Board or the Special Committee to make any Adverse Recommendation Change except as permitted by Section 6.2(c) or Section 6.2(d).

(f)  The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after its receipt of any written inquiries, proposals or offers with respect to a Competing Proposal, or any written request for non-public information relating to the Company or any of its Subsidiaries in each case by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice shall be in writing, and shall specify in reasonable detail the identity of the Person making the Competing Proposal, inquiry, proposal, offer or request, all material terms and conditions of such Competing Proposal, inquiry, proposal, offer or request, and whether the Company has any intention to provide confidential information to such Person. The Company shall also promptly, and in any event within twenty-four (24) hours, notify Parent, in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information to any person in accordance with this Section 6.2. In addition, following the date hereof, the Company shall keep Parent reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any inquiries, proposals or offers with respect to a Competing Proposal and upon the request of Parent shall apprise Parent of the status of such Competing Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to Parent in accordance with this Section 6.2.

(g)  As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Parent and Merger Sub) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Shares, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Transactions.

(h)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel, and taking into account all legal, regulatory, financial, timing and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), is more favorable to the Company and its shareholders (other than the Rollover Shareholders) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) and is otherwise reasonably capable of being completed on the terms proposed; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%;” provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if (A) the offer is conditional upon any due diligence review or investigation of the Company or any of its Subsidiaries, (B) any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making such proposal and non-contingent, (C) the consummation of the transaction contemplated by such proposal is conditional upon the obtaining and/or funding of such financing, or (D) the transaction contemplated by such proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

(i)  The Company shall not submit to the vote of its shareholders any Competing Proposal other than the Merger prior to the termination of this Agreement.

Section 6.3  Proxy Statement and Schedule 13E-3.

(a)  As soon as practicable following the date hereof, and no later than twenty (20) Business Days following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC, with the assistance of Parent and Merger Sub, the Proxy Statement. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Subject to Section 6.2, the Company shall include the Company Board Recommendation in the Proxy Statement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable and timely assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and in any event within twenty-four (24) hours and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith.

(b)  Each of the Company, Parent and Merger Sub shall furnish all information concerning itself and its respective Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement, and each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such Party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Parties and their Representatives a reasonable opportunity to comment thereon.

(c)  At the Shareholder Meeting, and any other meeting of the shareholders of the Company called to seek the Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions contemplated herein is sought, Parent shall (i) vote, or cause to be voted, all Shares held directly or indirectly by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power at such Shareholder Meeting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) if necessary, enforce the agreement of the Rollover Shareholders set forth in the relevant Support Agreements and Voting Proxies to vote in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.4  Shareholder Meeting.

(a)  As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, but in any event no later than ten (10) days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholder Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholder Meeting without the prior written consent of Parent, unless required to do so by applicable Laws; and in the event that the date of the Shareholder Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or as required by applicable Laws or stock exchange requirement, the Company shall, if possible, implement such adjournment or other delay in such a way that the Company does not need to establish a new Record Date for the Shareholder Meeting, as so adjourned or delayed and (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6−K) as of the Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions. Subject to Section 6.4(b), without the prior written consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholder Meeting.

(b)  As soon as reasonably practicable but in any event no later than forty (40) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholder Meeting. Subject to Section 6.2, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to secure the Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Article IX, (x) the Company’s obligations pursuant to this Section 6.4 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Competing Proposal, and (y) the Company’s obligations pursuant to this Section 6.4 (other than the second sentence of this Section 6.4(b)) shall not be limited or otherwise affected by any Adverse Recommendation Change.

(c)  Notwithstanding Section 6.4(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholder Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholder Meeting, (ii) as otherwise required by applicable Law or (iii) if as of the time for which the Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholder Meeting. If the Shareholder Meeting is adjourned, the Company shall convene and hold the Shareholder Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that the Company shall not recommend to its shareholders the adjournment of the Shareholder Meeting to a date that is less than five (5) Business Days prior to the Outside Date.

(d)  The Company shall hold the Shareholder Meeting as promptly as practicable but in any event no later than forty (40) days following the mailing of the Proxy Statement in accordance with the Company Governing Documents and applicable Laws. Notwithstanding the foregoing, Parent may request that the Company adjourn the Shareholder Meeting for up to ninety (90) days (but in any event no later than five (5) Business Days prior to the Outside Date), (i) if as of the time for which the Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholder Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Shareholder Approval, or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholder Meeting, in which event the Company shall, in each case, cause the Shareholder Meeting to be adjourned in accordance with Parent’s request.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1  Access; Confidentiality; Notice of Certain Events.

(a)  From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, give (i) Parent, its officers, employees and authorized Representatives, reasonable access during normal business hours to all of the Company’s books, records, officers, employees, agents, offices and other assets, Contracts, facilities and properties, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as such Persons may reasonably request and (iii) instruct the employees, consultants, agents, counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries; provided that all such access shall be coordinated through the Company or its Representatives. The terms of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 7.1. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information, to the extent such access or disclosure would (A) jeopardize the attorney-client or similar privilege of the Company or any of its Subsidiaries, (B) contravene any applicable Law (including with respect to any competitively sensitive information, if any), (C) violates any of its obligations with respect to confidentiality or (D) interfere with the normal operations of the Company or any of its Subsidiaries; provided that, in the case of each of (A) through (C), the Company shall use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including, but not limited to, entering into appropriate common interest or similar agreements.

(b)  The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Entity or Parent, (ii) of any Legal Proceeding commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate, would or would reasonably be expected to, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article VIII.

Section 7.2  Efforts; Consents and Approvals.

(a)  Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain, or cause their Affiliates to obtain, from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (iii) as promptly as reasonably practicable after the date hereof, make, or cause their Affiliates to make, all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions under other applicable Law; provided, that the Parties will cooperate with each other in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b)  The Parties will give (or will cause their respective Affiliates to give) any notices to third parties (other than Government Entities), and use, and cause their respective Affiliates to use, their commercially reasonable efforts to obtain any third-party (other than Government Entities) consents necessary or required to consummate the Transactions.

(c)  Without limiting the generality of anything contained in this Section 7.2, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or other Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or other Legal Proceeding; and (iii) promptly inform the other Parties of any communication to or from any Governmental Entity regarding the Merger. Each Party will consult and cooperate, and will cause its Affiliates to consult and cooperate, with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or other Legal Proceeding, each Party will permit, and will cause its Affiliates to permit, authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or other Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Legal Proceeding; provided that each Party shall be entitled to redact materials (1) as necessary to comply with contractual arrangements or (2) as necessary to address reasonable legal privilege or confidentiality concerns.

Section 7.3  Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or any Government Entities or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required to provide any such review or comment to Parent, in connection with the receipt and existence of a Competing Proposal and matters related thereto or an Adverse Recommendation Change; provided, further, that each Party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.3.

Section 7.4  Directors’ and Officers’ Insurance and Indemnification.

(a)  Parent shall, and shall cause the Surviving Entity and each of the Company’s Subsidiaries to, for a period of six (6) years after the Effective Time, honor and fulfill in all respects the obligations of such Person to the fullest extent permissible under applicable Law, the Company Governing Documents and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements made available to Parent and in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as present or former directors or officers of the Company or its Subsidiaries occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b)  Notwithstanding anything to the contrary contained in this Section 7.4 or elsewhere in this Agreement, Parent and the Surviving Entity (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable Order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise), and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 7.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c)  For a period of six (6) years after the Effective Time , the organizational and governing documents of the Surviving Entity and each of the Company’s Subsidiaries shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and the organizational and governing documents of each of the Company’s Subsidiaries in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d)  For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, if the Company in its sole discretion elects, by giving written notice to Parent at least five (5) Business Days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage); provided, further, that the annual premium shall not exceed the Base Premium.

(e)  The Covered Persons (and their successors and heirs) shall be third party beneficiaries of this Section 7.4. All rights under this Section 7.4 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.5  Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 7.6  Control of Operations. Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.7  Security Holder Litigation. The Company shall promptly notify Parent of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (a “Transaction Litigation”) and shall keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation. The Company shall provide Parent with a reasonable opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation and (b) consult with counsel to the Company regarding the defense, prosecution, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 7.7, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith; provided that, the Company shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.8  Director Resignations. Upon the written request of Parent, the Company shall use reasonable best efforts to cause each director of the Company or any of its Subsidiaries designated by Parent and in office immediately prior to the Effective Time to deliver to Parent resignations, effective as of Effective Time, with respect to their service as directors of the Company or any of its Subsidiaries.

Section 7.9  Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Surviving Entity from NASDAQ and the deregistration of the Ordinary Shares and Company Warrants under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.10  Further Assurances. Each Party agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its Affiliates to execute and deliver, such further instruments, and take (or cause its Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Article VIII
CONDITIONS TO THE MERGER

Section 8.1  Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)  Shareholder Approval. The Shareholder Approval shall have been obtained in accordance with the CICA and the Company Governing Documents.

(b)  Laws and Orders. No Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.

Section 8.2  Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following conditions:

(a)  Representations and Warranties. (i) The representations and warranties of the Company set forth in the first two sentences of Section 4.2(a) shall be true and correct in all respects save for de minimis inaccuracies as of the date hereof and as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 4.1, Section 4.2 (other than the first two sentences of Section 4.2(a)), Section 4.3, Section 4.4, Section 4.24 and Section 4.25 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made as of the Closing Date, and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (x) in the case of each of clauses (i), (ii) and (iii), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (y) in the case of subclause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

(b)  Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c)  No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and is continuing.

Section 8.3  Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following conditions:

(a)  Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Transactions by Parent or Merger Sub or the performance by Parent or Merger Sub of their respective material obligations under this Agreement; and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized representative of Parent and Merger Sub to the foregoing effect.

(b)  Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized representative of Parent and Merger Sub to such effect.

Section 8.4  Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure were caused by such Party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

Article IX
TERMINATION

Section 9.1  Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned, at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval (except as otherwise stated below) as follows:

(a)  by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

(b)  by either Parent or the Company (acting upon the recommendation of the Special Committee), if there has been a breach or failure to perform by the other Party or Parties of any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure (i) in the case of a breach or failure by the Company, would result in the conditions in Section 8.2(a) or Section 8.2(b) not being satisfied, and (ii) in the case of a breach or failure by Parent or Merger Sub, would result in the conditions in Section 8.3(a) or Section 8.3(b) not being satisfied, and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of written notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) Business Days before the Outside Date; provided, however, that this Agreement may not be terminated pursuant to this Section 9.1(b) by any Party if such Party is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have been the primary cause of the failure of a condition to the consummation of the Merger to be satisfied;

(c)  by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 pm, New York City time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement in any manner shall have been the primary cause of the Effective Time not occurring on or prior to the Outside Date;

(d)  by Parent at any time prior to the receipt of the Shareholder Approval, if the Company Board shall have effected an Adverse Recommendation Change;

(e)  by the Company at any time prior to the receipt of the Shareholder Approval, if (i) the Company Board (acting upon the recommendation of the Special Committee) shall have effected an Adverse Recommendation Change in light of a Superior Proposal in accordance with Section 6.2(c) and authorized the Company to enter into an Alternative Acquisition Agreement effecting such Superior Proposal and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into such Alternative Acquisition Agreement; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) unless (A) the Company has complied in all material respects with the requirements of Section 6.2 with respect to such Superior Proposal and Alternative Acquisition Agreement and (B) the Company pays in full the Company Termination Fee in accordance with Section 9.2(b)(iii) immediately after such termination pursuant to this Section 9.1(e);

(f)  by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided, however, the party seeking to terminate this Agreement pursuant to this Section 9.1(f) shall have used reasonable best efforts to prevent the entry of and to remove such Order in accordance with Section 7.2; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of such Order;

(g)  by either the Company or Parent, if the Shareholder Approval shall not have been obtained after the final adjournment of the Shareholder Meeting at which a vote on such approval was taken; provided that, Parent may not terminate this Agreement pursuant to this Section 9.1(g) if such failure to obtain the Shareholder Approval is a result of (i) a breach of Section 6.3(c) by Parent or (ii) a breach of any Support Agreement or Voting Proxy by any Rollover Shareholder; or

(h)  by the Company if (i) all of the conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.3, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent shall have failed to effect the Closing within 25 Business Days following its receipt of the written notice from the Company.

Section 9.2  Effect of Termination.

(a)  In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, this Section 9.2 and Section 10.3 through Section 10.11 (and any related definitions contained in any such Sections or Article) shall survive such termination.

(b)  In the event that:

(i)  (A) a Competing Proposal with respect to the Company shall have been publicly made, proposed or disclosed and not withdrawn after the date of this Agreement and prior to the Shareholder Meeting (or prior to the termination of this Agreement if there has been no Shareholder Meeting), (B) at a time when the condition in the preceding subclause (A) is satisfied, this Agreement is terminated (x) by the Company or Parent pursuant to Section 9.1(g) or (y) by the Company pursuant to Section 9.1(c), and (C) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates the transactions contemplated by, a Competing Proposal (provided, that for purposes of this clause (C), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to 50%), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds substantially concurrently with the earlier of the entry into such definitive agreement or consummation of the transactions contemplated by such Competing Proposal;

(ii)  this Agreement is terminated by Parent pursuant to Section 9.1(b) or Section 9.1(d), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds within five (5) Business Days after such termination;

(iii)  this Agreement is terminated by the Company pursuant to Section 9.1(e), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds immediately; and

(iv)  this Agreement is terminated by the Company pursuant to Section 9.1(b) or Section 9.1(h), then Parent shall pay the Parent Termination Fee, as directed by the Company by wire transfer of same day funds within five (5) Business Days after such termination.

(c)  In no event shall this Section 9.2 require (i) the Company to pay an aggregate amount in excess of the Company Termination Fee, or (ii) Parent to pay an aggregate amount in excess of the Parent Termination Fee, in each case except as set forth in Section 9.2(d). In no event shall the Company be required to pay the Company Termination Fee more than once. In no event shall Parent be required to pay the Parent Termination Fee more than once.

(d)  If either the Company or Parent fails to pay any amounts due to the other Party under this Section 9.2 on the dates specified, then the defaulting Party, shall pay all costs and expenses (including legal fees and expenses) incurred by such other Party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest thereon on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other Party.

(e)  The “Company Termination Fee” shall be an amount in cash equal to $527,948.62.

(f)  The “Parent Termination Fee” shall be an amount in cash equal to $1,055,897.22.

(g)  Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that the Company Termination Fee and Parent Termination Fee are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable by the Company or the Company in circumstances in which the Parent Termination Fee is payable by Parent, in each case, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(h)  Subject to Section 10.11, the Equity Commitment Letters or the Limited Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.2(b) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (i) Parent, Merger Sub, and the Sponsors, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent, Merger Sub or any Sponsor, (iii) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Parent, Merger Sub or any Sponsor, or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i)−(iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees) other than the payment of the Parent Termination Fee pursuant to Section 9.2(b)(iv) and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, Representatives, members, managers, or partners of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 9.2(b) or the Sponsors to the extent provided in the relevant Limited Guarantee.

(i)  Subject to Section 10.11, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.2(b) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 9.2(b) and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 9.2(b).

Article X
MISCELLANEOUS

Section 10.1  Amendment and Modification; Waiver.

(a)  Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Shareholder Approval, as applicable, by written agreement of the Parties by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective board of directors, and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee); provided, however, that after the approval of the Merger by the shareholders of the Company, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)  At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.2  No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.3  Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.4  Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt (or, in the case of electronic mail, when no error message is generated) when transmitted by facsimile transmission or by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

Glory Star New Media Group Holdings Limited
22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing 100016

People’s Republic of China

Attention: Yida Ye
E-mail: twh@gsmg.co

with a copy to:

Hogan Lovells
11th Floor, One Pacific Place
88 Queensway

Hong Kong

Attention: Stephanie Tang, Esq.
Facsimile: 852-2219 0222

and

if to Parent or Merger Sub, to:

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing 100016

People’s Republic of China

Attention: Bing Zhang

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
18th Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: Frank Sun
Email: Frank.Sun@lw.com

Section 10.5  Counterparts. This Agreement may be executed manually, electronically by email or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 10.6  Entire Agreement; Third-Party Beneficiaries.

(a)  This Agreement, the Confidentiality Agreement, the Support Agreements, the Voting Proxies, the Equity Commitment Letters, the Limited Guarantees and the Interim Investors Agreement constitute the entire agreement and understanding among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 9.1 hereof, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)  Except as provided in Section 7.4, this Agreement shall be binding upon and inure solely to the benefit of each Party and neither this Agreement nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 10.7  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 10.8  Governing Law; Jurisdiction.

(a)  This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub and the Company in the Surviving Entity, the cancellation of the Shares, the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)  Subject to the exception for jurisdiction of the courts of the Cayman Islands in Section 10.8(a), any Legal Proceedings arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.8 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive−type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)  Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

Section 10.9  WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.9.

Section 10.10  Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Merger Sub may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.11  Enforcement; Remedies.

(a)  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.11, including the limitations set forth in Section 10.11(d), it is agreed that any Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by any other Party and to seek specific performance of the terms and provisions of this Agreement.

(c) Notwithstanding anything herein to the contrary, the Company shall have the right to obtain an injunction, specific performance or other equitable relief to enforce Parent’s and Merger Sub’s obligations to consummate the Merger and the other Transactions only in the event that (i) all of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived and (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 8.3 have been satisfied or that it has waived any unsatisfied conditions set forth in Section 8.3.

(d) The Parties’ right to specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such Order all in accordance with the terms of this Section 10.11.

(e) If, prior to the Outside Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CHEERS INC.

By	/s/ Bing ZHANG
	Name:	Bing ZHANG
	Title:	Director

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

GSMG LTD.

By	/s/ Bing ZHANG
	Name:	Bing ZHANG
	Title:	Director

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

By	/s/ Ke CHEN
	Name:	Ke CHEN
	Title:	Chairman of the Special Committee of the Board of Directors

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●] 2022

BETWEEN

(1)	GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company”); and

(2)	GSMG LTD., an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The board of directors of the Company and the sole director of the Merging Company have approved the merger of the Constituent Companies pursuant to section 233(3) of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated July 11, 2022 by and among Cheers Inc., an exempted company incorporated under the laws of the Cayman Islands, the Company and the Merging Company (the “Merger Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Act.

(B)	The shareholders of the Company and the sole shareholder of the Merging Company have approved and authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise pursuant to section 233(6) of the Companies Act.

(C)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named Glory Star New Media Group Holdings Limited.

(c)	The registered office of the Company at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of the Merging Company at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. At the Effective Time (as defined below), the registered office of the Surviving Company will be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Time, the authorised share capital of the Company is US$20,200 divided into 2,000,000 preferred shares of a par value of US$0.0001 each, and 200,000,000 ordinary shares of a par value of US$0.0001 each, of which [•] ordinary shares have been issued and no preference shares have been issued.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 50,000 shares of a par value of US$1.00 each, of which 1 share has been issued.

(f)	At the Effective Time, the authorised share capital of the Surviving Company shall be US$50,000 divided into 50,000 shares of a par value of US$1.00 each.

2.2	Effective Time

In accordance with Section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) or such later date (not being a date later than the ninetieth day after the date that this Plan of Merger is registered by the Registrar) as board of directors of the Surviving Company and the sole director of the Merging Company may agree and specify in writing in accordance with this Plan of Merger and the Companies Act (the “Effective Time”).

2.3	Terms and Conditions; Share Rights

(a)	At the Effective Time, and in accordance with the terms and conditions of the Merger Agreement:

(i)	Each share of par value US$1.00 of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of par value US$1.00 each of the Surviving Company; such conversion shall be effected by means of the cancellation of such share of the Merging Company, in exchange for the right to receive one such ordinary share of the Surviving Company.

(ii)	Each (a) ordinary share of par value US$0.0001 of the Company issued and outstanding immediately prior to the Effective Time and (b) preference share of par value US$0.0001 of the Company issued and outstanding immediately prior to the Effective Time (in each case, other than the Excluded Shares and the Dissenting Shares, if any) shall be cancelled and cease to exist in exchange for the right to receive US$1.55 in cash per Share without interest (the “Per Share Merger Consideration”);

(iii)	Each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor; and

(iv)	Each Dissenting Share shall be cancelled and shall cease to exist in accordance with Section 3.5 of the Merger Agreement, and shall thereafter carry no rights other than the right to receive payment of the fair value of such Dissenting Share in accordance with the Merger Agreement and section 238 of the Companies Act.

(b)	At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the Third Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(c)	At the Effective Time, the Memorandum and Articles of Association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(d)	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges and security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.4	Directors’ Interests in the Merger

(a)	The name and address of the sole director of the Surviving Company after the Effective Time are:

(i)	Zhang Bing of 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, jiuxianqiao, Chaoyang District, Beijing, China.

(b)	There are no amounts or benefits paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	VARIATION

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by mutual consent of the board of directors of the Surviving Company and the sole director of the Merging Company to:

(i)	change the Effective Time, provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(ii)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the board of directors of the Surviving Company and the sole director of the Merging Company to effect in their discretion.

4.	TERMINATION

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by mutual consent of the board of directors of the Surviving Company and the sole director of the Merging Company in accordance with the terms of the Merger Agreement.

5.	COUNTERPARTS

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

6.2	Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger only, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of	)	Duly Authorised Signatory
GSMG LTD.:	)
	)	Name:
)
	)	Title:	Director
)
)

SIGNED for and on behalf of	)	Duly Authorised Signatory
GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED:	)
	)	Name:
)
	)	Title:	Director
)
)

ANNEXURE 1

MERGER AGREEMENT

ANNEXURE 2

THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(adopted by special resolution dated [●] 2022 and effective from [●] 2022)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(adopted by special resolution dated [●] 2022 and effective from [●] 2022)

1	The name of the Company is Glory Star New Media Group Holdings Limited.

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is US$50,000 divided into 50,000 shares of a par value of US$1.00 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(adopted by special resolution dated [●] 2022 and effective from [●] 2022)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Company”	means the above named company.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Share”	means a share in the Company and includes a fraction of a share in the Company.
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1	Subject to Article 3.1, Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within 14 clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

15.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies the survivor or survivors (where they were a joint holder) or their legal personal representatives (where they were a sole holder), shall be the only persons recognised by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than 10% in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within 21 days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1	No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the board of Directors shall preside as chairperson at such general meeting. If there is no such chairperson, or if the chairperson shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

21.6	If no Director is willing to act as chairperson or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairperson of the meeting.

21.7	The chairperson may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8	When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairperson demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least 10% in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10	Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairperson that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11	The demand for a poll may be withdrawn.

21.12	Except on a poll demanded on the election of a chairperson or on a question of adjournment, a poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13	A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson shall be entitled to a second or casting vote.

22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which they are the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

22.6	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	On a poll, a Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27	Powers of Directors

27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that they resign the office of Director; or

(b)	the Director is absent (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by them) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that they have by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that the Director should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if their appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if their appointor is not present, count twice towards the quorum.

30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

30.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of their appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of their appointor and in their capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7	The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

30.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

32	Directors’ Interests

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

32.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by that Director provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if they cease to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

34.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate their office at any time if they give notice in writing to the Company that they resign their office.

35	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by them.

35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which their appointor is a member, to attend and vote at every such meeting at which the Director appointing them is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of their appointor as a Director in their absence.

35.3	An alternate Director shall cease to be an alternate Director if their appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for their own acts and defaults and shall not be deemed to be the agent of the Director appointing them.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by email service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1 Indemnity and limitation of liability of Directors and officers

(a)	To the maximum extent permitted by law, every current and former Director and officer of the Company (excluding an Auditor) (each an “Indemnified Person”), shall be entitled to be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “Liability”), which such Indemnified Person may incur in that capacity unless such Liability arose as a result of the actual fraud or wilful default of such person.

(b)	No Indemnified Person shall be liable to the Company for any loss or damage resulting (directly or indirectly) from such Indemnified Person carrying out his or her duties unless that liability arises through the actual fraud or wilful default of such Indemnified Person.

(c)	For the purpose of these Articles, no Indemnified Person shall be deemed to have committed “actual fraud” or “wilful default” until a court of competent jurisdiction has made a final, non-appealable finding to that effect.

45.2 Advance of legal fees

The Company shall advance to each Indemnified Person reasonable legal fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any such advance of expenses, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it is determined by a final, non-appealable judgment of a court of competent jurisdiction that the Indemnified Person was not entitled to indemnification under these Articles.

45.3 Insurance

The Directors may cause the Company to purchase and maintain insurance for or for the benefit of any Indemnified Person including (without prejudice to the generality of the foregoing) insurance against any Liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or the exercise or purported exercise of their powers or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.